Exhibit 99.1

Nano Dimension Strengthens Defense Customer Base with Another Order From a European Army

This Represents the Tenth Western Defense Agency Served by The Company

Waltham, Mass., Dec. 12, 2022 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, announced today that it has received a purchase order from a European army, for a DragonFly IV, the leading Additive Manufacturing Electronics (AME) 3D-printer.

This customer is the tenth western defense agency to become a user of Nano Dimension’s high performance additive manufacturing systems. For reasons of national security, Nano Dimension cannot reveal the name of the country it is from, but this is clearly a continuation of the company’s success in providing leading technology to those who need it most. This defense agency, and others like it, which include national armies, navies, air forces, and governmental intelligence agencies, rely on the DragonFly IV® to advance innovation in a way that other manufacturing technologies of electronics manufacturing cannot achieve.

The DragonFly IV® system and specialized materials serve cross-industry High-Performance-Electronic-Devices (Hi-PEDs®) fabrication needs by simultaneously depositing proprietary conductive and dielectric substances, while integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. The outcomes are Hi-PEDs® which are critical enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. In addition, these products enable iterative development, IP safety, fast time-to-market, and device performance gains.

“I am very excited that another European army is investing in the design and production of 3D electronics, to shorten its development cycles and bring to life innovative ideas which could not have been done before,” commented Stephan Krause, Vice President of EMEA Sales for Nano Dimension.

Mr. Yoav Stern, Chairman and Chief Executive Officer of Nano Dimension, added: “Engaging this new customer is exciting for us. It proves, yet again, how irreplaceable and essential our 3D printing technologies and materials are. There are perhaps no greater requirements for innovation than what defense agencies command, and we are proud to be chosen as the supplier of such unique solutions. After many years of experience with advanced technologies in the Air Force, I know that leading edge products which are adopted initially by defense forces, traditionally end up creating very large size commercial markets as well.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform the electronics and similar additive manufacturing sectors through the development and delivery of an environmentally friendly and economically efficient additive manufacturing, Industry 4.0 solution, while enabling a one-production-step-conversion of digital designs into functioning devices – on demand, anytime, anywhere.

The DragonFly IV® system and specialized materials serve cross-industry High-Performance-Electronic-Devices (Hi-PEDs® ) fabrication needs by simultaneously depositing proprietary conductive and dielectric substances, while integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. The outcomes are Hi-PEDs® which are critical enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. In addition, these products enable iterative development, IP safety, fast time-to-market, and device performance gains.

Nano Dimension also develops complementary production equipment for Hi-PEDs® and printed circuit board (PCB) assembly (Puma, Fox, Tarantula, Spider etc.). The core competitive edge for this technology is in its adaptive, highly flexible surface-mount technology (SMT) pick-and-place equipment, materials dispenser suitable for both high-speed dispensing and micro-dispensing, as well as an intelligent production material storage and logistics system. Nano Dimension is a leading developer and supplier of high-performance control electronics, software, and ink delivery system. It invents and delivers state-of-the-art 2D and 3D printing hardware and unique operating software. It focuses on high-value, precision-oriented applications such as specialized direct-to-container packaging, printed electronics functional fluids, and 3D printing, which can all be controlled by the proprietary software system - Atlas.

Serving similar users of Hi-PEDs® , Nano Dimension’s AM products include Fabrica 2.0 micro additive manufacturing system enables the production of microparts based on a Digital Light Processor (DLP) engine that achieves repeatable micron levels resolution. In addition, Nano’s Admatec Division supplies printing from Powder to Part by powder-based shaping & sintering technologies, from design to serial production of Powder Metallurgical & Ceramic parts or devices. The Admaflex 130 and 300 3D printing machines for ceramics and metals are modular DLP printing systems on one platform with customer-friendly software enabling full parameter accessibility & control and unique vision-based process monitoring.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, we use forward looking statements when we discuss Dr. Nissan-Cohen’s contributions to the Company and to the board, or when we discuss our growth. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, Nano Dimension is using forward-looking statements when it discusses reliance by the Company’s customers on DragonFly IV and other leading solutions to advance innovation in a way that other means of electronics manufacturing cannot do, the ability of 3D electronics to shorten customers’ development cycles and the uniqueness and essential properties of the Company’s technology and solutions. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com